                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)(1)


                            RSL COMMUNICATIONS, LTD.
-------------------------------------------------------------------------------
                                (Name of Issuer)

               CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  G7702U 10 2
-------------------------------------------------------------------------------
                                 (Cusip Number)

                                 Andrew Gaspar
                                767 Third Avenue
                            New York, New York 10017
               -----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 25, 1998
               -----------------------------------------------
                      (Date of Event which Requires Filing
                               of the Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------
(1) The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                  SCHEDULE 13D


CUSIP No. G7702U 10 2                                              Page 2 of 8

-------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Andrew Gaspar
-------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  / /
                                                                    (b) / /
-------------------------------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS* Not applicable.
-------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               / /
-------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S. citizen
-------------------------------------------------------------------------------
                    7         SOLE VOTING POWER
   NUMBER OF
                              48,879 (See Item 5.)
     SHARES         -----------------------------------------------------------
                    8         SHARED VOTING POWER
  BENEFICIALLY
                              1,414,362 (See Item 5.)
    OWNED BY        -----------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER
      EACH
                              48,879 (See Item 5.)
   REPORTING        -----------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER
     PERSON
                              1,414,362 (See Item 5.)
      WITH
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,463,241 (See Item 5.)
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.9%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
             IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. G7702U 10 2                                            Page 3 of 8

-------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bukfenc, Inc.
-------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                             (b) / /
-------------------------------------------------------------------------------
    3  SEC USE ONLY
-------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

         Not applicable.
-------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                        / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
 NUMBER OF
                    1,410,633 (See Item 5.)
   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY     ----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
    EACH
                    1,410,633 (See Item 5.)
 REPORTING     ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
   PERSON
                    0
    WITH
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,410,633 (See Item 5.)
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.6%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

         This statement relates to Class A Common Shares, par value $.00457 per share (the "Class A Common Stock"), of RSL Communications, Ltd. (the "Issuer"), a Bermuda company. Each share of the Issuer's Class B Common Shares, par value $.00457 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") is convertible into one share of Class A Common Stock, for no consideration. The principal executive offices of the Issuer are located at Clarendon House, Church Street, Hamilton, HM CX Bermuda. The Issuer also maintains executive offices at 767 Fifth Avenue, Suite 4300, New York, New York 10153.

Item 2.           Identity and Background.

         (a) This statement is being filed by Andrew Gaspar and Bukfenc, Inc., a New York corporation, wholly owned by Andrew Gaspar and members of his family (the "Reporting Persons"). The Reporting Persons do not constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act. The Reporting Persons are making this single, joint filing.

         (b) The principal business address of Andrew Gaspar is 767 Third Avenue, Suite 700, New York, New York 10017. The principal business address of Bukfenc, Inc., and such members of the Gaspar family is 122 Salem Road, East Hills, New York 11577.

         (c) Andrew Gaspar served as a director and Vice Chairman of the Board of Directors of the Issuer from its inception in 1994 until May 1998. Andrew Gaspar has been the managing member of Lauder Gaspar Ventures LLC ("LGV") since its inception in September 1996 and has been President of Bukfenc, Inc., the corporate general partner of R.S. Lauder, Gaspar & Co., L.P. ("RSLAG"), since 1991. (See Item 6) Bukfenc, Inc. is a corporation engaged in the business of managing investments. Both RSLAG and LGV are venture capital companies and each of their executive offices is located at 767 Fifth Avenue, New York, New York 10153.

         (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      Andrew Gaspar is a U.S. citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.           Purpose of Transaction.

         The Reporting Persons do not have any present plans or intentions, which relate to or would result in any of the transactions described in subsections (a) through (j) inclusive, of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         (a) and (c)

         On June 6, 1998, Bukfenc, Inc. transferred an aggregate of 42,400 shares of Class A Common Stock to two individuals in a privately-negotiated transaction at $27.25 per share.

         On July 28, 1998, Bukfenc, Inc. sold 100,000 shares of Class A Common Stock to Metro Holding AG in a privately-negotiated transaction at $28.00 per share.

         On the following dates Bukfenc, Inc. sold an aggregate of 400,000 shares of Class A Common Stock in brokerage transactions (executed on the Nasdaq National Market) at the prices set forth below.

         Date                    Amount               Price Per Share

         11/25/98                  90,000             $24.1875
         11/25/98                 110,000             $24.25
         11/25/98                 100,000             $24.3125
         11/25/98                 100,000             $24.0625

         As of the date hereof, Andrew Gaspar beneficially owned 1,463,241 shares of the Issuer's Common Stock (which consists of (i) 48,879 shares of Class A Common Stock held directly by him, (ii) 1,410,633 shares of Class A Common Stock held by Bukfenc, Inc., and (iii) 3,729 shares of Class A Common Stock held by Bukfenc LLC, a limited liability company, of which Mr. Gaspar and members of his family are the only members). This represents 7.9% of the outstanding Class A Common Stock, based on 18,526,654 shares of Class A Common Stock outstanding as reported by the Issuer.

         As of the date hereof, Bukfenc, Inc. owned 1,410,633 shares of the Issuer's Class A Common Stock representing 7.6% of the outstanding Class A Common Stock, based on 18,526,654 shares of Class A Common Stock outstanding as reported by the Issuer.

         Andrew Gaspar disclaims beneficial ownership of some of the shares owned by Bukfenc, Inc. and Bukfenc, LLC.

         (b) Andrew Gaspar has the sole power to vote or dispose of 48,879 shares of Class A Common Stock. Bukfenc, Inc. has the sole power to vote or dispose of 1,410,633 shares of Class A Common Stock.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                   Respect to Securities of the Issuer.

         Andrew Gaspar's role as managing member of LGV and as president of the general partner of RSLAG, each a shareholder of the Issuer, is currently limited to ministerial duties in connection with the liquidation of such entities. In such capacities, Mr. Gaspar has granted to Ronald S. Lauder, the principal and controlling shareholder of the Issuer, an irrevocable proxy to vote his proportionate ownership share of the shares of Class B Common Stock held by each of LGV and RSLAG. Mr. Lauder is the owner of a majority of the limited partnership interests in RSLAG, and a member with a substantial ownership interest in LGV. Accordingly, 909,090 shares of Class B Common Stock owned by LGV and 261,407 shares of Class B Common Stock owned by RSLAG are no longer attributed to Mr. Gaspar.

Item 7.           Material to be Filed as Exhibits.


1. Joint Filing Agreement between the Reporting Persons, dated March 30, 1998, pursuant to Rule 13d-1(f)(1) promulgated under the Exchange Act incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 31, 1998.

                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.


Dated:  November 30, 1998



                      By /s/ Andrew Gaspar
                         ---------------------------------------
                         Name:         Andrew Gaspar



                      Bukfenc, Inc.



                      By /s/ Andrew Gaspar
                         ---------------------------------------
                         Name:         Andrew Gaspar
                         Title:        President

                                 EXHIBIT INDEX


Exhibit 1 --      Joint Filing Agreement between the Reporting Persons, dated
                  March 30, 1998, pursuant to Rule 13d-1(f)(1) promulgated under the Exchange Act incorporated herein by reference to
                  Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 31,
                  1998.